Colliers International Group Inc.

First Quarter 2016 Financial Results

April 26, 2016

Forward-Looking Statements

Certain statements included herein constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact demand for the Company's services, service industry conditions and capacity; the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; changes in or the failure to comply with government regulations (especially safety and environmental laws and regulations); and other factors which are described in the Company's filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission.

First Quarter 2016 Results

- Strong operating results for first quarter despite foreign currency headwinds
  - 60% of Q1 2016 revenues were generated outside the US
- Continued revenue diversification
  - 42% of Q1 2016 revenues from Outsourcing & Advisory services, up from 39% in prior period
- Completed four tuck-in acquisitions during quarter
  - Central, FL – four additional offices acquired
  - London, UK – Central London investment and office agency specialty firm
  - Montreal, QC – office landlord representation firm
  - Netherlands – property and asset management company
- Paid inaugural semi-annual dividend of US$0.04 per common share

First Quarter 2016 Results Summary

(US$ millions, except per share amounts)

	Q1 2016	Q1 2015	% Change over Q1 2015	
			USD	LC
Revenue	376.1	335.8	12%	17%
Adjusted EBITDA	22.2	14.6	52%	60%
EBITDA Margin	5.9%	4.3%		
GAAP EPS	(0.19)	0.22	NM	
Adjusted EPS	0.19	0.10	90%	

First Quarter 2016 Consolidated Revenues

(US$ millions)



Q1 Revenue
376.1
335.8
Outsourcing & Advisory (1)
159.8
132.5
Sales Brokerage
103.4
98.6
Lease Brokerage
112.9
104.6
2016
2015

% Change over Q1 2015	USD	LC
Outsourcing & Advisory	21%	26%
Sales Brokerage	5%	10%
Lease Brokerage	8%	11%
Total	12%	17%

(1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services.

First Quarter Geographic Split

(US$ millions)



Q1 2016 Revenue
Asia Pacific
66.4
18%
EMEA
98.9
26%
56%
Americas
210.5



Q1 2016 Adjusted EBITDA
Asia Pacific
3.3
EMEA
(0.6)
13%
87%
Americas
21.6



Q1 2015 Revenue
Asia Pacific
70.1
21%
24%
55%
Americas
183.7
EMEA
81.7



Q1 2015 Adjusted EBITDA
Asia Pacific
5.9
31%
69%
EMEA
0.0
Americas
13.3

Americas

(US$ millions)

- 4% internal revenue growth in local currencies and 14% growth from recent acquisitions
- Internal growth was driven by Outsourcing & Advisory, particularly property management and valuation services
- Margin expansion from operating leverage and favorable impact of acquisitions



Revenue
Outsourcing & Advisory (1)
Sales Brokerage
Lease Brokerage
210.5
69.3
62.4
78.8
183.7
55.2
54.0
74.5
Q1 2016
Q1 2015

	USD	LC	Internal Growth (LC)
Revenue Growth	15%	18%	4%



Adjusted EBITDA
(Adjusted EBITDA Margin)
21.6
10.3%
13.3
7.3%
Q1 2016
Q1 2015

(1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services.

EMEA

(US$ millions)

- 19% internal revenue growth in local currencies and 7% growth from recent acquisitions
- Internal growth was driven by strong project management revenues, particularly in France and increased sales brokerage revenues in Germany
- Adjusted EBITDA was slightly lower due to timing of expenses and several large project management assignments commencing in the quarter involving the supply and installation of materials resulting in lower margins than other revenue types



Revenue
98.9
81.7
Outsourcing & Advisory (1)
61.2
48.0
Sales Brokerage
19.6
16.5
Lease Brokerage
18.1
17.2
Q1 2016
Q1 2015



Adjusted EBITDA
(Adjusted EBITDA Margin)
0.0%
0.0
(0.6%)
-0.6
Q1 2016
Q1 2015

	USD	LC	Internal Growth (LC)
Revenue Growth	21%	26%	19%

(1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services.

Asia Pacific
(US$ millions)

- 2% internal revenue growth in local currencies
- Revenue growth was impacted by a decline in sales brokerage in the Australian market, which is timing related and expected to recover in future quarters
- Adjusted EBITDA was impacted by the reduction in revenue as well as changes in revenue mix



Revenue
Outsourcing & Advisory (1)
Sales Brokerage
Lease Brokerage
66.4
29.1
21.4
15.9
Q1 2016
70.1
29.1
28.1
12.9
Q1 2015



Adjusted EBITDA
(Adjusted EBITDA Margin)
3.3
4.9%
Q1 2016
5.9
8.4%
Q1 2015

	USD	LC	Internal Growth (LC)
Revenue Growth	(5%)	2%	2%

(1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services.

Capitalization & Capital Allocation Overview

(US$ millions)

	March 31, 2016		December 31, 2015	
Cash	$	107.5	$	116.2
Total Debt		348.9		260.9
Net Debt	$	241.4	$	144.8
Redeemable non-controlling interests		145.2		139.6
Shareholders' equity		153.5		149.5
Total capitalization	$	540.1	$	433.9
Net debt / pro forma adjusted EBITDA		1.2		0.8

	3 Months Ended			
	March 31, 2016		March 31, 2015	
Capital Expenditures	$	4.2	$	1.6
Acquisition Spend (1)	$	36.4	$	4.0

Highlights

- $525 million multi-currency credit facility put in place on June 1, 2015 with 5 year term
- Better than expected seasonal leveraging of 1.2 at March 31, 2016, down from 1.8 at March 31, 2015
- Anticipated capital expenditures of $30-33 million for full year 2016

(1) Includes business acquisitions, contingent acquisition consideration and purchases of non-controlling interests in subsidiaries.

Looking Ahead

- Q2 Outlook
    - Revenue pipelines reflect considerable activity across all service lines
    - Generally stable conditions in most markets, despite uncertainty surrounding European Union

- Q2 Focus
    - Continue to pursue select recruits in key markets
    - Continue to strategically invest in global platform

Appendix

Reconciliation of GAAP earnings to adjusted EBITDA

(US$ thousands)	Three months ended March 31, 2016	Three months ended March 31, 2015
Net earnings from continuing operations	$ 4,032	$ 40
Income tax	3,071	(516)
Other income, net	(600)	484
Interest expense, net	2,364	2,335
Operating earnings	8,867	2,343
Depreciation and amortization	11,034	8,591
Acquisition-related items	1,071	871
Corporate costs allocated to spin-off	-	1,283
Stock-based compensation expense	1,212	1,495
Adjusted EBITDA	$ 22,184	$ 14,583

Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share

(US$ thousands)	Three months ended March 31, 2016	Three months ended March 31, 2015
Net earnings from continuing operations	$ 4,032	$ 40
Non-controlling interest share of earnings	(2,414)	(1,399)
Amortization of intangible assets	5,637	3,427
Acquisition-related items	1,071	871
Corporate costs allocated to spin-off	-	1,307
Stock-based compensation expense	1,212	1,495
Income tax on adjustments	(1,691)	(2,008)
Non-controlling interest on adjustments	(502)	(164)
Adjusted net earnings	**$ 7,345**	$ 3,569

(US$)	Three months ended March 31, 2016	Three months ended March 31, 2015
Diluted net earnings (loss) per share from continuing operations	$ (0.19)	$ 0.22
Non-controlling interest redemption increment	0.23	(0.25)
Amortization of intangible assets, net of tax	0.09	0.06
Acquisition-related items	0.03	0.02
Corporate costs allocated to spin-off, net of tax	-	0.02
Stock-based compensation expense, net of tax	0.03	0.03
Adjusted earnings per share	**$ 0.19**	$ 0.10